Del Mar Gateway 11988 El Camino Real Suite 200 San Diego, CA 92130-2594 858.720.6300 858.720.6306 fax www.luce.com

May 14, 2007

Mr. Michael Clampitt, Senior Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	1st Pacific Bancorp
Amendment No. 1 to Registration Statement on Form S-4
Filed on May 10, 2007
File No. 333-141955

Dear Mr. Clampitt:

We have reviewed your comment letter dated May 14, 2007 and are responding to your comments to Amendment No. 1 to the Form S-4 Registration Statement of 1st Pacific Bancorp. We expect to file Pre-Effective Amendment No. 2 to such registration statement (“Amended S-4”) via EDGAR on May 14, 2007 in response to your comments. The following is a response to each of your comments (in the order of your comments) and a discussion of changes that were made and their location in the Amended S-4.

Material United States Federal Income Tax Consequences, page 49

1.                                       We have revised the language on page 49 to indicate that the discussion regarding the material United States federal income tax consequences will be supported by a tax opinion from Vavrinek, Trine, Day & Co, LLP, but that such opinion will not be delivered until the closing of the merger as a non-waivable condition to the closing.

2.                                       We have revised page 50 to delete the assumption of the tax consequence in issue.

Item 21.  Exhibits and Financial Statements Schedules, Page II-2

3.                                       We have revised page II-2 to indicate that we are filing the form of the tax opinion, and that the actual tax opinion will be filed as a post-effective amendment upon closing of the merger, as Exhibit 8.1 rather than Exhibit 5.2.

We would like to have the registration statement declared effective on May 14, 2007 so that the parties to the merger and their shareholders will not have to incur additional expenses to update the registration statement. We further would appreciate your earliest review of the Amended S-4 and we are delivering an acceleration request concurrently with this response.

I can be reached by e-mail at kicklighter@luce.com, or telephone at 619.699.2526. In my absence, please contact my associate, Mr. Chad Ensz at censz@luce.com or 858.720.6361.

Respectfully submitted,

/s/ Kurt L. Kicklighter

Kurt L. Kicklighter
of
Luce, Forward, Hamilton & Scripps LLP